March 3, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Larry Spirgel

Re:	Provision Holding, Inc.

Registration Statement on Form S-1, Filed November 22, 2016, File No. 333-214757

Form 10-K for Fiscal Year Ended June 30, 2016, File No. 333-127347

Dear Mr. Spirgel:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated December 14, 2016 (the “Comment Letter”) relating to the filings made by Provision Holding, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.	Please note that several of our comments pertain to disclosure in both your Form S-1 filed November 22, 2016, and Form 10-K for the fiscal year ended June 30, 2016. With respect to your Form 10-K, you may make any changes in future filings.

The Company will make the required changes in future filings.

Prospectus Summary

2.	We note that you cite to industry research or case studies for information relating to the “successful market trial” of your concept testing in Fred Meyer Stores and the conclusion that consumers make 70% of their buying decisions “at the point of purchase.” Please provide us with marked copies of these materials.

There are many independent studies that confirm that the majority of purchase decisions are made in-store. The most often-cited support for the “70 Percent Rule” is a 1995 study initiated by Point-of-Purchase Advertising International (1995 POPAI Consumer Buying Habits Study).

March 3, 2017

Risk Factors, page 4

3.	A significant percentage of our revenue is reliant on one customer. If we are unable to maintain our relationship with this customer, our business and operations may be materially and adversely affected, page 7

We note that Walgreen’s announced a deal to acquire Rite Aid in October 2015 and recently indicated that it hoped to close the acquisition in January 2017. Expand your risk factor to discuss any uncertainty that the merger could cause to your material arrangement with Rite Aid.

The Company augmented the risk factors to disclose the potential merger and potential risk to the relationship with Rite Aid because of the potential merger.

Selling Securityholders, page 8

4.	We note two entries for Mark Davis and two for David Renwick (one of which includes his wife). Confirm that they are different individuals or that if the same, the entries are not duplicative.

The purchases by the investors have been combined into one line item for each investor.

Management’s Discussion and Analysis, page 12

Results of Operations, page 12

5.	We note on page 22 of the Form 10-Q for the period ended September 30, 2016 that you disclose a projected and estimated model for retail stores utilizing a kiosk application on a per machine basis. Please include this analysis in the Form S-1 in MD&A and expand the disclosure of the per machine amounts to explain the impact of the joint venture on the per machine amounts, since a significant number of the machines deployed during the periods presented are related party transactions with ProDava 3D, LLC. Also, expand the MD&A discussion to detail the impact of the joint venture on the periods presented.

This analysis was presented in the original Form S-1 in the MD&A on page 29. ProDava would receive 80% of the profits after deducting the expenses presented.

Liquidity and Capital Resources, page 13

6.	Explain why the Company entered into its agreement with Rite Aid through ProDava 3D, LLC rather than directly with the retailer. In addition, since management of the Company will also be participating in the management of ProDava 3D, LLC, ProDava 3D, LLC should be identified as a related party and the nature of the relationship between the two should be described under Certain Relationships and Related Person Transactions.

The Company entered into its agreement with Rite Aid directly. In recognition of the value of the agreement with Rite Aid, the Company received 20% of ProDava without having to contribute any equity.

DB Dava LLC, a Delaware limited liability company (“DB”), and the Company agreed to engage in a venture for the purpose of exploiting the Company’s technology and its agreement with a national pharmacy chain to place a number of its kiosks in stores. In June 2014, the Company and DB, caused ProDava LLC (“ProDava”) to be formed, and the parties entered into the ProDava LLC Agreement (the “LLC Agreement”) on June 30, 2014, which set out, among other things, the parties’ respective rights and obligations with respect to ProDava.

March 3, 2017

The two members of ProDava are the Company and DB. At the time of the formation of ProDava, the LLC Agreement originally provided that DB owned 80 percent of the membership interests of ProDava and the Company owned 20 percent of the membership interests of ProDava, assuming a $50,000,000 capital contribution by DB. Pursuant to the LLC Agreement, the Company made a capital contribution of $12,500,000, which represented the agreed upon value of a certain agreements which granted the Company rights to place kiosks in retail stores.

The Company’s motivation to enter into the LLC Agreement was to use DB’s financing to place kiosks into retail stores. Pursuant to LLC Agreement, DB agreed to make a capital contribution of up to US$50,000,000. It was understood and agreed between the parties that the Company’s role in ProDava was to provide, among other things, the kiosks, the content, resources and the know-how as to the placement and maintenance of the kiosks in retail stores.

To that end, ProDava entered into a Professional Services Agreement, dated June 30, 2014 (the “PSA”) with the Company, whereby ProDava engaged the Company to provide services for ProDava with respect to the sourcing, due diligence, acquisition, management, construction and marketing of the kiosks financed and purchased by ProDava. As full compensation for rendering and performing such services under the PSA, the Company was entitled to receive from ProDava, the unreimbursed expenses incurred by the Company. It was agreed and understood that DB’s role in ProDava was to provide the funding necessary for the unreimbursable expenses and the production, manufacture and maintenance of the kiosks placed in stores. As a result of the ownership percentage in ProDava, DB would receive 80% of the profits of the ProDava from advertising related revenue less expenses.

Critical Accounting Policies, page 14

7.	Please expand the disclosure to detail the accounting treatment for the ProDava 3D, LLC joint venture, including your responsibilities for manufacturing, installation, service, maintenance, technical support, network management, advertising, marketing, and accounting of each 3D Savings Center kiosk for the joint venture as disclosed in Note 13 at page F-44. Also expand your accounting policy disclosure at page F-30 to address each significant element of the arrangement.

The Company revised its disclosure to include the information provided in Response #6

Year Ended June 30, 2016 Compared to the Year Ended June 30, 2015, page 19

8.	Refer to your discussion of revenues on page 19. We note that you have included sales to ProDava 3D, LLC for the purchase of kiosks for placement in retail stores. Please revise the line item for service related revenues to properly detail service revenues and product revenues separately for the periods presented. Please also revise the discussion of revenues for the interim periods accordingly.

The Company revised its disclosure to include additional line items.

March 3, 2017

Executive Compensation, page 37

9.	We note that the amounts due your named executive officers for 2014 and 2015 were not paid but accrued as an amount payable. Please confirm whether these amounts were subsequently paid or remain obligations of the Company.

Accrued but unpaid salaries from 2014 and 2015 remain unpaid and have been accounted for as an amount payable.

Certain Relationships and Related Person Transactions, page 37

Section 16(a) Beneficial Ownership Reporting Compliance, page 37

10.	We note that your Company does not have a class of securities registered under Section 12(g) or 12(b) of the Securities Exchange Act of 1934. Therefore, Section 16 reporting does not apply to the Company’s insiders. Please delete this section and remove the reference to proxy statements under Additional Information on page 41, as the Company is also not subject to the federal securities laws pertaining to proxy solicitations.

The Company removed the references to Section 16 reporting and proxy statements under Additional Information.

Description of Capital Stock, page 38

Registration Rights, page 39

11.	Clarify that this registration statement is being filed to comply with the Company’s obligations pursuant to the Private Offering’s registration rights.

The Company clarified that this registration statement is being filed to comply with the Company’s obligations pursuant to the Private Offering’s registration rights

Notes to Condensed Consolidated Financial Statement for the Three Months Ended September 30, 2016, page F-7

Note 11 – Commitments, page F-18

12.	We note that the Company is delinquent in remitting its payroll taxes to the applicable governmental authorities. Please consider highlighting this in your risk factors section with additional disclosure discussing the possible negative consequences to the Company’s operations or financial condition.

The Company has highlighted the delinquent taxes in its risk factors.

Signatures, page II-3

13.	The registration statement must be filed by the Company’s principal accounting officer or controller. Please identify the person signing in either capacity in your amended filing.

The Company identified Curt Thornton as the Principal Accounting Officer.

March 3, 2017

Please at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Curt Thornton